15048289

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response...... 12.00

~~ANNUAL AUDITED REPORT~~
FORM X-17A-5
Part III

SEC FILE NUMBER
8- 46451

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Voya Financial Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Orange Way
(No. and Street)

Windsor (City) CT (State) 06095 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kristin Hultgren 860-580-1798 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name - *if individual, state last, first, middle name*)

55 IVAN ALLEN JR BLVD, SUITE 1000 (Address) ATLANTA (City) GA (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
DIVISION OF TRADING & MARKETS

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristin Hultgren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Voya Financial Partners, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal
Title

My Commission Exp. Oct 31, 2016
Notary Public

DENISE M. NOWAKOWSKI NOTARY PUBLIC CONNECTICUT

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to the methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

Voya Financial Partners, LLC
Financial Statements and Supplementary Information
Year ended December 31, 2014

Contents

Building a better working world

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Registered Public Accounting Firm

Member and Board of Directors
Voya Financial Partners, LLC

We have audited the accompanying statement of financial condition of Voya Financial Partners, LLC (the Company) as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Voya Financial Partners, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

Atlanta, GA
February 26, 2015

Voya Financial Partners, LLC
Statement of Financial Condition
December 31, 2014

Assets		
Cash	$	62,569,375
Receivables from affiliates		32,283,170
Prepaid expenses		277,961
Other receivables, net of allowance of $233,946		865,846
Total assets		95,996,352
Liabilities and Member's equity		
Liabilities:		
Payables to affiliates		5,404,674
Accrued expenses and other liabilities		187,197
Commissions payable		12,204,169
Total liabilities		17,796,040
Member's equity		78,200,312
Total liabilities and member's equity	$	95,996,352

The accompanying notes are an integral part of these financial statements.

Voya Financial Partners, LLC
Statement of Income
Year ended December 31, 2014

Revenues:		
Commissions	$	222,740,197
Fee income		156,370,328
Other		156,697
Total revenues		379,267,222
Expenses:		
Commissions		223,614,769
Salaries and employee benefits		2,975,071
Operating expenses		56,185,189
Licenses and fees		759,263
Total expenses		283,534,292
Net income	$	95,732,930

The accompanying notes are an integral part of these financial statements.

Voya Financial Partners, LLC
Statement of Changes in Member's Equity
Year ended December 31, 2014

	Total Member's Equity
Balance at January 1, 2014	$ 77,467,382
Net income	95,732,930
Dividend paid to Member	(95,000,000)
Balance at December 31, 2014	$ 78,200,312

The accompanying notes are an integral part of these financial statements.

Voya Financial Partners, LLC
Statement of Cash Flows
Year ended December 31, 2014

Cash flows from operating activities		
Net income	$	95,732,930
Adjustments to reconcile net income to net cash provided by operating activities:		
Net change in amounts payable to/receivable from affiliates		(25,019)
Decrease in other receivables		438,414
Increase in prepaid expenses		(11,970)
Decrease in commissions payable		(676,540)
Increase in accrued expenses and other liabilities		136,904
Net cash provided by operating activities		95,594,719
Cash flows from financing activities		
Dividends paid to Member		(95,000,000)
Net cash used in financing activities		(95,000,000)
Net increase in cash		594,719
Cash at the beginning of the year		61,974,656
Cash at end of the year	$	62,569,375

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

Voya Financial Partners, LLC (the "Company"), which changed its name from ING Financial Advisers, LLC on September 1, 2014, is a single member limited liability company of which Voya Retirement Insurance and Annuity Company ("VRIAC" or "Parent" or "Member" formerly ING Life Insurance and Annuity Company) is the sole member. VRIAC is a wholly-owned subsidiary of Voya Holdings Inc ("Voya Holdings" formerly Lion Connecticut Holdings, Inc.), and ultimately of Voya Financial, Inc. (formerly ING U.S., Inc.).

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, and as an investment advisor pursuant to the Investment Advisors Act of 1940. It is a member of the Financial Industry Regulatory Authority ("FINRA") and is also registered with the appropriate U.S. jurisdictions, U.S. territories, and state securities authorities as a broker-dealer. The Company acts as the distributor and underwriter of several variable annuity and mutual fund products and wholesales variable insurance products that are underwritten by the Company. The Company also markets investment advisory services through its investment advisory representatives.

Prior to May 2013, Voya Financial, Inc. was an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange. In 2009, ING Group announced the anticipated separation of its global banking and insurance businesses, including the divestiture of the Company. On April 11, 2013, Voya Financial, Inc. announced plans to rebrand as Voya Financial. On May 2, 2013, the common stock of Voya Financial, Inc. began trading on the New York Stock Exchange under the symbol "VOYA." On May 7, 2013 and May 31, 2013, Voya Financial, Inc. completed its initial public offering of common stock, including the issuance and sale by Voya Financial, Inc. of 30,769,230 shares of common stock and the sale by ING Insurance International B.V. ("ING International"), an indirect wholly owned subsidiary of ING Group and previously the sole stockholder of Voya Financial, Inc., of 44,201,773shares of outstanding common stock of Voya Financial, Inc. (collectively, the "IPO"). On September 30, 2013, ING International transferred all of its remaining shares of Voya Financial, Inc. common stock to ING Group.

On October 29, 2013, ING Group completed a sale of 37,950,000 shares of common stock of Voya Financial, Inc. in a registered public offering ("Secondary Offering"), reducing ING Group's ownership in Voya Financial, Inc. to 57%.

On March 25, 2014, ING Group completed a sale of 30,475,000 shares of common stock of Voya Financial, Inc. in a registered public offering (the "March 2014 Offering"). Also on March 25, 2014, pursuant to the terms of a share repurchase agreement between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 7,255,853 shares of its common stock from ING Group (the "March 2014 Direct Share Repurchase") (the March 2014 Offering and the March 2014 Direct Share Repurchase collectively, the "March 2014 Transactions"). Upon completion of the March 2014 Transactions, ING Group's ownership of Voya Financial, Inc. was reduced to approximately 43%.

On September 8, 2014, ING Group completed a sale of 22,277,993 shares of common stock of Voya Financial, Inc. in a registered public offering (the "September 2014 Offering"). Also on September 8, 2014, pursuant to the terms of a share repurchase agreement between ING Group and Voya Financial, Inc., Voya Financial, Inc. acquired 7,722,007 shares of its common stock from ING Group (the "September 2014 Direct Share Repurchase") (the September 2014 Offering and the September 2014 Direct Share Repurchase collectively, the "September 2014 Transactions"). Upon completion of the September 2014 Transactions, ING Group's ownership of Voya Financial, Inc. was reduced to 32.5%.

On November 18, 2014, ING Group completed a sale of 30,030,013 shares of common stock of Voya Financial, Inc. in a registered public offering (the "November 2014 Offering"). Also on November 18, 2014, pursuant to the terms of a share repurchase agreement between ING Group and Voya Financial, Inc., Voya Financial Inc. acquired 4,469,987 shares of its common stock from ING Group (the "November 2014 Direct Share Repurchase") (the November 2014 Offering and the November 2014 Direct Share Repurchase collectively, the "November 2014 Transactions"). Upon

completion of the November 2014 Transactions, ING Group's ownership of Voya Financial, Inc. was reduced to 19.0%. Pursuant to an agreement with the European Union, ING Group is required to divest its remaining ownership stake in Voya Financial, Inc. by the end of 2016.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash represents cash on deposit.

Revenue and Expense Recognition

Commission revenues, which reflect gross commissions on products sold and fee income, are recorded when earned. Commission expenses, which reflect compensation to agents/brokers for products sold, salaries and employee benefits, operating expenses and licenses and fees, are recorded when incurred.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

Future Adoption of Accounting Pronouncements

<u>Going Concern</u>
In August 2014, the FASB issued ASU 2014-15, "Presentation of Financial Statements-Going Concern (ASC Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern" ("ASU 2014-15"), which requires management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. The provisions of ASU 2014-15 will not affect a company's financial condition, results of operation, or cash flows, but require disclosure if management determines there is substantial doubt, including management's plans to alleviate or mitigate the conditions or events that raise substantial doubt.

The provisions of ASU 2014-15 are effective for annual periods ending after December 15, 2016, and annual periods thereafter. The Company does not expect ASU 2014-15 to have an impact.

Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (ASC Topic 606)" ("ASU 2014-09"), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when, or as, the entity satisfies a performance obligation under the contract. The standard also requires disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The provisions of ASU 2014-09 are effective retrospectively for annual reporting periods beginning after December 15, 2016. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2014-09.

Discontinued Operations and Disposals
In April 2014, the FASB issued ASU 2014-08, "Presentation of Financial Statements (ASC Topic 205) and Property, Plant, and Equipment (ASC Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity" ("ASU 2014-08"), which requires the disposal of a component of an entity to be reported in discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on the entity's operations and financial results. The component should be reported in discontinued operations when it meets the criteria to be classified as held for sale, is disposed of by sale or is disposed of other than by sale.

The amendments also require additional disclosures about discontinued operations, including disclosures about an entity's significant continuing involvement with a discontinued operation and disclosures for a disposal of an individually significant component of an entity that does not qualify for discontinued operations.

The provisions of ASU 2014-08 are effective for annual periods beginning after December 15, 2014. The amendments should be applied prospectively to disposals and classifications as held for sale that occur within those periods. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2014-08.

3. Income Taxes

The Company is a single member limited liability company. For income tax purposes, the Company is not treated as a separate taxable entity. The Company's income, gains, losses, deductions and credits are included in the federal income tax return of Voya Financial, Inc. and Subsidiaries whether or not an actual cash distribution is made during its taxable year. As such no federal income taxes are reflected for the year ended December 31, 2014. Certain items will be deducted in different periods for tax purposes from those used for financial reporting purposes. These temporary differences are reflected at VRIAC due to the Company's status as a disregarded entity for tax purposes.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

In April 2014, the Internal Revenue Service ("IRS") completed its examination of Voya Financial, Inc. returns through tax year 2012. The 2012 audit settlement did not have a material impact on the Company. Voya Financial, Inc. is currently under audit by the IRS, and it is expected that the examination of tax year 2013 will be finalized within the next twelve months. Voya Financial, Inc. and the IRS have agreed to participate in the Compliance Assurance Program for the tax years 2013 through 2015.

4. Related-Party Transaction

The Company recognized commissions and fee income of $379,110,525 from VRIAC and its affiliates primarily for sales of fixed and variable annuities, and other manufactured products.

Substantially all of the administrative and support functions of the Company are provided by VRIAC and its affiliates. The financial statements reflect allocated charges for these service based upon written agreements and measures appropriate for the type and nature of services provided.

Receivables and payables with VRIAC and its affiliates are settled in cash on a regular basis.

Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

5. Dividends

On December 9, 2014, the Company paid a $95,000,000 dividend to VRIAC.

6. Employee Benefit Plans

The employees of the Company are covered by a variety of employee benefit plans (both 401(k) and pension) that are administered by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had no separate employee benefit plans in 2014 and relied on its affiliated companies to cover all eligible employees. All benefits that were paid by affiliates were charged back to the Company for reimbursement. Plan expenses incurred by the Company included in the statement of income as operating expenses were $176,340 for the year ended December 31, 2014.

7. Contingencies

The Company is party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on the Company.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 12 to 1.

At December 31, 2014, the Company had net capital of $44,473,335 which was $43,286,932 in excess of its required net capital of $1,186,403. The Company's ratio of aggregate indebtedness to net capital at December 31, 2014 was 0.40 to 1.

Supplementary Information

Voya Financial Partners, LLC
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2014 **Schedule I**

Net Capital			
Total Member's equity		$	78,200,312
Non-allowable assets and deductions and charges:			
Non-allowable assets:			
Receivables from affiliates	32,283,170		
Prepaid expenses	277,961		
Other receivables, net of allowance of $233,946	865,846		
Other deductions and/or charges:	300,000		
Total non-allowable assets and deductions and charges		$	33,726,977
Net capital		$	44,473,335
Aggregate indebtedness		$	17,796,040
Net capital requirement (greater of 6 2/3 % of aggregate indebtedness or 100,000)		$	1,186,403
Excess net capital		$	43,286,932
Ratio of aggregate indebtedness to net capital			0.40 to 1

There are no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited Part IIA of Form X-17A-5 as of December 31, 2014 filed on January 27, 2015.

Exemptive Provision

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to the computation of reserve requirements under paragraph (k)(2)(ii) for the period from January1, 2014 to December 30, 2014 and (k)(2)(i) for the day ending December 31, 2014 of that Rule.

Exemptive Provision

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as it relates to possession and control requirements under paragraph (k)(2)(ii) for the period from January 1, 2014 to December 30, 2014 and (k)(2)(i) for the day ending December 31, 2014 of that Rule.

EY
Building a better working world

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Voya Financial Partners, LLC's Exemption Report, in which (1) Voya Financial Partners, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (for the period from June 1, 2014 to December 30, 2014) and (k)(2)(i) (for the day ending December 31, 2014) (the "exemption provisions") and (2) the Company stated that it met the identified respective exemption provisions for the period from June 1, 2014 to December 31, 2014 without exception. Management of the Company is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) (for the period from June 1, 2014 to December 30, 2014) and (k)(2)(i) (for the day ending December 31, 2014) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17-a5(d)(6) and is not intended to be and should not be used by anyone other than those specified parties.

Ernst & Young LLP

Atlanta, GA
February 26, 2015

Voya Financial Partners, LLC's Exemption Report

Voya Financial Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k): (k)(2)(i)[1] and,

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) and 17 C.F.R. § 240.15c3-3(k)(2)(ii), as applicable, throughout the period from June 1, 2014 to December 31, 2014 without exception.

I, Kristin Hultgren, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Chief Financial Officer, Voya Financial Partners, LLC

February 26, 2015

[1] For the period from June 1, 2014 through December 30, 2014, the Company operated pursuant to an exemption under 17 C.F.R. § 240.15c3-3(k)(2)(ii). Upon approval from the Financial Industry Regulatory Authority, the Company changed its exemption to claim an exemption under 17 C.F.R. § 240.15c3-3(k)(2)(i), effective December 31, 2014.

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

EY
Building a better working world

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
Voya Financial Partners, LLC:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Voya Financial Partners, LLC, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Voya Financial Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. Voya Financial Partners, LLC's management is responsible for Voya Financial Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and copies of wire requests, noting no findings

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no findings

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by revenue type, noting no findings

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, noting no findings

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no findings

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2014**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*********1521********************MIXED AADC 220
046451 FINRA DEC
VOYA FINANCIAL PARTNERS LLC
ATTN: MICHELLE ROSENBERG
1 ORANGE WAY # C2N
WINDSOR CT 06095-4773

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kristin Hultgren 860-580-1798

2. A. General Assessment (item 2e from page 2) $ 392

B. Less payment made with SIPC-6 filed (**exclude interest**) (132)

7-21-2014
Date Paid

C. Less prior overpayment applied (57)

D. Assessment balance due or (overpayment) 203

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 203

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 203

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Voya Financial Partners, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25th day of February, 20 15.

Cheif Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 379,267,221

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 379,110,525

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 379,110,525

2d. SIPC Net Operating Revenues $ 156,696

2e. General Assessment @ .0025 $ 392

(to page 1, line 2.A.)